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EXHIBIT 11.1

STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE

USA TRUCK, INC.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

Numerator:
Net income	$1,510,141	$1,271,086	$2,214,892	$2,075,088

Denominator:
Denominator for basic earnings per share-Weighted average shares	9,329,705	9,315,007	9,324,240	9,297,587
Effect of dilutive securities – Employee Stock options	33,803	44,055	29,379	44,055

Denominator for diluted earnings per share-Adjusted weighted average and Assumed conversions	9,363,508	9,359,062	9,353,619	9,341,642

Basic earnings per share	$0.16	$.14	$0.24	$.22

Diluted earnings per share	$0.16	$.14	$0.24	$.22